SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
AMENDMENT NO. 2

The Securities Exchange Act of 1934

QuikByte Software, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title Class of Securities)

74838 K306
(CUSIP Number)

KI Equity Partners V, LLC
5251 DTC Parkway, Suite 1090
Greenwood Village, CO 80111
(720) 889-0139
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2008
(Date of Event Which Requires Filing of This Statement)

(1)	Name of Reporting Person	KI Equity Partners V, LLC
(2)	Check the appropriate box if may be deemed member of a	(a)	N/A
group		(b)	Reporting Person disclaims being member of a
group relating to Issuer
(3)	SEC use only
(4)	Source of funds (see instructions)		N/A
(5)	Check if disclosure of legal proceedings is required pursuant
to Items 2(d) or 2(e).			N/A
(6)	Citizenship or place of organization		Delaware
Number of shares beneficially owned by Reporting Person with:
(7)	Sole voting power		0
(8)	Shared voting power		0 (see Item 5)
(9)	Sole dispositive power		0
(10)	Shared dispositive power		0 (see Item 5)
(11)	Aggregate amount beneficially owned by Reporting Person		0
(12)	Check if the aggregate amount in Row (11) excludes certain
shares (see instructions)			N/A
(13)	Percent of class represented by amount in Row (11)		0.00%
(14)	Type of reporting person (see instructions)		OO - Limited Liability Company

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
AMENDMENT NO. 2

The Securities Exchange Act of 1934

QuikByte Software, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title Class of Securities)

74838 K306
(CUSIP Number)

Timothy J. Keating
5251 DTC Parkway, Suite 1000
Greenwood Village, CO 80111
(720) 889-0139
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2008
(Date of Event Which Requires Filing of This Statement)

(1)	Name of Reporting Person	Timothy J. Keating
(2)	Check the appropriate box if may be deemed member of a	(a)	N/A
group		(b)	Reporting Person disclaims being member of a
group relating to Issuer
(3)	SEC use only
(4)	Source of funds (see instructions)		N/A
(5)	Check if disclosure of legal proceedings is required pursuant
to Items 2(d) or 2(e).			N/A
(6)	Citizenship or place of organization		Colorado
Number of shares beneficially owned by Reporting Person with:
(7)	Sole voting power .		0
(8)	Shared voting power		0 (see Item 5)
(9)	Sole dispositive power		0
(10)	Shared dispositive power		0 (see Item 5)
(11)	Aggregate amount beneficially owned by Reporting Person		0
(12)	Check if the aggregate amount in Row (11) excludes certain
shares (see instructions)			N/A
(13)	Percent of class represented by amount in Row (11)		0.00%
(14)	Type of reporting person (see instructions)		OO - Managing Member

This Amendment No. 2 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission on March 26, 2007 (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 1. Security and Issuer.
(a) Title of Class:	Common Stock
(b) Name and Address of Issuer:	QuikByte Software, Inc.
190 Lakeview Way
Vero Beach, Florida 32963
(c) Trading Symbol:	QBYT

Item 2. Identity and Background of the Reporting Entity.
(a) Name:	KI Equity Partners V, LLC
(b) Business Address:	5251 DTC Parkway, Suite 1090
Greenwood Village, CO 80111
(c) Occupation:	Institutional Investor
(d) Conviction:	N/A
(e) Civil Proceedings:	N/A
(f) State of Incorporation:	Delaware

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Entity, on March 23, 2007, acquired 60,000,000 shares of the Issuer's Common Stock from the Issuer for an aggregate purchase price of $600,000. The Issuer and the Reporting Entity entered into a certain registration rights agreement with respect to the 60,000,000 shares issued by the Issuer, a copy of which has been filed as an exhibit on a Current Report on Form 8-K filed by the Issuer on March 23, 2007.

On March 26, 2007, the Reporting Entity also acquired 7,5000,000 shares of the Issuer's Common Stock from the Issuer for a purchase price of $75,000. The Issuer and the Reporting Entity entered into a certain registration rights agreement with respect these shares.

The funds used for both of these purchases have been provided from the Reporting Entity's working capital.

Item 4. Purpose of Transaction.

Reporting Person is making these purchases of Issuer’s Common Shares for investment purposes only. The Reporting Person is not a member of a group relating to the Issuer.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of Issuer or the disposition of securities of the Issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; any changes in Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Aggregate Number and %: 0 shares of common stock representing 0.00% of the total 79,302,460 outstanding shares of common stock of the Issuer.

(b) Power to Vote or Dispose of Issuer’s Shares:

Pursuant to Rule 13d-3(a), at the close of business on July 7, 2008, KI Equity Partners V, LLC may be deemed to be the beneficial owner of 0 shares of the Common Stock, which constitutes 0.00% of the shares of the Common Stock outstanding on July 7, 2008 ("Outstanding Shares"). KI Equity Partners V, LLC, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Common Stock.

Pursuant to Rule 13d-3(a), at the close of business on July 7, 2008, Timothy J. Keating, as the Managing Member of KI Equity Partners V, LLC, may be deemed to be the beneficial owner of 0 shares of the Common Stock, which constitutes 0.00% of the shares of the Outstanding Shares. Timothy J. Keating, either directly or indirectly, has or shares the power to vote or to direct the vote and to dispose or to direct the disposition of, such shares of Common Stock.

(c) Transactions Within Prior 60 Days: See Item 6 below.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

On June 2, 2008, the Reporting Person and Mr. Kevin R. Keating entered into a Stock Purchase Agreement (the “KI/Keating Agreement”) with Glenn L. Halpryn, individually and as agent for certain investors (the “Investors”), pursuant to which the Reporting Person will sell to the Purchaser, and the Investors will purchase from the Reporting Person, an aggregate of 67,500,000 shares of Common Stock, which represent approximately 85.1% of the issued and outstanding shares of Common Stock. It is anticipated that the closing of the transaction will occur on or about June 13, 2008, assuming all of the conditions to closing are either met or waived by the parties.

Pursuant to the terms of the KI/Keating Agreement, at the Closing, (i) the existing directors of the Company will increase the size of the Board to five directors, (ii) the existing directors and officers of the Company will resign effective upon the Closing, (iii) the existing directors will appoint the designees of the Investors detailed below to serve as the directors of the Company, and (iv) the existing directors will appoint Mr. Glenn L. Halpryn to serve as the President and Chief Executive Officer of the Company. As a result of these transactions, control of the Company will pass to the Investors (the “Change of Control”).

On July 7, 2008, the Reporting Person and Mr. Kevin R. Keating executed the KI/Keating Agreement with the Investors, pursuant to which the Reporting Person sold to the Purchaser, and the Investors purchased from the Reporting Person, an aggregate of 67,500,000 shares of Common Stock, which represented approximately 85.1% of the issued and outstanding shares of Common Stock.

Item 7. Material to be Filed as Exhibits.

None
Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies he is Timothy J. Keating, the duly authorized and acting manager of the Reporting Person, and that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Date: July 9, 2008	/s/ Timothy J. Keating
Timothy J. Keating
KI Equity Partners V, LLC Managing Member

/s/ Timothy J. Keating
Timothy J. Keating